UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ___________ to ___________

Commission file number: 000-25927

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Macatawa Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Macatawa Bank Corporation, 10753 Macatawa Drive, Holland, Michigan 49424

401(k) Plan

Financial Statements
and
Supplementary Information

For the Years Ended
December 31, 2013 and 2012

MACATAWA BANK
401(k) PLAN
TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm – BDO USA, LLP	1

Financial Statements for the Years Ended December 31, 2013 and 2012

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-12

Supplementary Information as of December 31, 2013

Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Audit Committee of Macatawa Bank Corporation
Macatawa Bank 401(k) Plan
Holland, Michigan

We have audited the accompanying statements of net assets available for benefits of Macatawa Bank 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Grand Rapids, Michigan
May 16, 2014

MACATAWA BANK
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2013	2012
ASSETS
Investments at fair value
Mutual funds	$16,876,833	$12,585,309
Money market funds	460,213	443,626
Macatawa Bank Corporation common stock	1,430,910	951,186
Total investments at fair value	18,767,956	13,980,121

Notes receivable from participants	309,377	272,726
Accrued dividends receivable	1,456	1,143
Total receivables	310,833	273,869

Total assets	19,078,789	14,253,990

LIABILITIES
Due to Brokers	4	24
Net assets available for benefits	$19,078,785	$14,253,966

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2013	2012
Additions to net assets attributed to
Investment income
Dividend income	$168,554	$169,890
Interest income	69	64
Net appreciation in fair value of investments	4,369,667	1,692,673
Total investment income	4,538,290	1,862,627

Contributions
Participant	1,145,709	1,079,218
Match	584,287	-
Rollover	76,110	83,758
Total contributions	1,806,106	1,162,976

Interest income – notes receivable from participants	11,969	11,552
Total additions	6,356,365	3,037,155

Deductions from net assets attributed to
Benefits paid to participants	1,524,980	1,910,217
Deemed distributions	1,330	10,899
Administrative expenses	5,236	5,743
Total deductions	1,531,546	1,926,859

Net increase	4,824,819	1,110,296

Net assets available for benefits
Beginning of year	14,253,966	13,143,670
End of year	$19,078,785	$14,253,966

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

The following description of the Macatawa Bank 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all full-time employees of Macatawa Bank Corporation (“Plan Sponsor” or “Corporation”) who have attained the age of 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute a portion of their annual compensation as pre-tax contributions, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code.  In addition, the Plan also allows for Roth after-tax contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as Individual Retirement Accounts.  Effective January 1, 2013, the Plan Sponsor implemented a safe harbor matching contribution of 100% of the first 3% and 50% of the second 2% of base compensation that a participant contributes to the Plan.

Participants direct the investment of contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds, a money market fund and Macatawa Bank Corporation common stock as investment options for participants.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses, as applicable.  Allocations are based on the ratio of each participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in employee deferral and employer matching contributions, plus actual earnings thereon.

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (Continued)

Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  The notes receivable are secured by the balance in the participant's account and bear interest at the prime rate plus one (effective rate of 4.25% at December 31, 2013) which is commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  Principal and interest is paid to the Plan ratably through payroll deductions.  The notes receivable are to be repaid over a period not to exceed five years.  The Plan Administrator may fix the term for repayment of a home loan for a period exceeding five years.  A home loan is a loan used to acquire a dwelling unit which, within a reasonable time, the Participant will use as a principal residence.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant is required to receive a lump-sum amount equal to the value of his or her vested interest in his or her account as defined by the Plan agreement.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  In-service withdrawal of account balances may be elected by active participants who have reached 59½ years of age.  The Plan allows for participants to receive hardship distributions.

Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, legal, recordkeeping, and trust services are paid by the Plan Sponsor and qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  An administrative fee is charged to those participants electing to receive a distribution and an annual administrative fee is charged to those participants who have terminated service from the Corporation but continue to maintain an account balance in the Plan.  There is also an administrative service fee charged to the individual participant’s account at the time a note receivable is issued.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (Continued)

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in aggregate fair value includes the Plan’s realized and unrealized gains and losses on investments bought and sold as well as those held during the year.

Management fees and operating expenses charged to the Plan related to investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a direct reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest.  Delinquent notes receivable, if any, from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:
	2013	2012
Investments at fair value as determined by quoted market price: Mutual Funds
T. Rowe Price Mid Cap Growth Fund	$2,622,957	$1,887,319
Fidelity Spartan 500 Index Fund	2,204,761	1,588,578
Dodge and Cox Stock Fund	2,169,860	1,604,616
Vanguard Small Cap Index Sig Fund	1,932,932	1,482,160
T. Rowe Price Growth Stock Fund	1,690,343	1,168,302
Scout International Fund	1,065,482	899,426
Macatawa Bank Corporation common stock	1,430,910	951,186

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows for the years ended December 31:

	2013	2012
Macatawa Bank Corporation common stock	$725,579	$134,588
Mutual funds	3,644,088	1,558,085
Net appreciation	$4,369,667	$1,692,673

NOTE 3 – FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

The three levels of fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
	●	quoted prices for similar assets or liabilities in active markets;
	●	quoted prices for identical or similar assets or liabilities in inactive markets;
	●	inputs other than quoted prices that are observable for the asset or liability; and
	●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds:  Shares held in mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end.  The NAV is based on the quoted market prices of the underlying shares owned by the fund, minus its liabilities, then divided by the number of shares outstanding.

Money market funds:  Shares held in money market funds are comprised of government, bank and commercial securities with individual maturities of 12 months or less and the value is based on quoted market prices of the underlying securities.  The composition of securities is structured to maintain a value of $1 per share.

Common stock:  Macatawa Bank Corporation common stock is valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2013	Level 1	Level 2	Level 3	Total

Mutual funds
Fixed income
Short-term bond	$233,854	$-	$-	$233,854
Long-term bond	103,676	-	-	103,676
Intermediate government	385,010	-	-	385,010
Specialty bond	87,006	-	-	87,006
Equity
Small blend	1,932,932	-	-	1,932,932
Small growth	312,999	-	-	312,999
Small value	176,986	-	-	176,986
Mid-cap blend	832,696	-	-	832,696
Mid-cap growth	2,622,957	-	-	2,622,957
Mid-cap value	140,076	-	-	140,076
Large blend	2,204,761	-	-	2,204,761
Large growth	1,690,343	-	-	1,690,343
Large value	2,169,860	-	-	2,169,860
Moderate allocation	578,017	-	-	578,017
Aggressive allocation	278,245	-	-	278,245
Conservative allocation	116,628	-	-	116,628
Target date 2015-2029	345,206	-	-	345,206
Target date 2030 plus	873,838	-	-	873,838
Foreign large blend	317,151	-	-	317,151
Foreign large growth	1,065,482	-	-	1,065,482
Foreign large value	358,398			358,398
Emerging Markets	50,712	-	-	50,712

Total mutual funds	16,876,833	-	-	16,876,833

Money market funds	460,213	-	-	460,213

Macatawa Bank Corp. common stock – financial institution	1,430,910	-	-	1,430,910

Total investments at fair value	$18,767,956	$-	$-	$18,767,956

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2012	Level 1	Level 2	Level 3	Total

Mutual funds
Fixed income
Short-term bond	$209,295	$-	$-	$209,295
Long-term bond	95,674	-	-	95,674
Intermediate government	437,580	-	-	437,580
Specialty bond	95,561	-	-	95,561
Equity
Small blend	1,482,160	-	-	1,482,160
Small growth	168,650	-	-	168,650
Small value	111,046	-	-	111,046
Mid-cap blend	634,904	-	-	634,904
Mid-cap growth	1,887,319	-	-	1,887,319
Mid-cap value	61,136	-	-	61,136
Large blend	1,588,578	-	-	1,588,578
Large growth	1,168,302	-	-	1,168,302
Large value	1,604,616	-	-	1,604,616
Moderate allocation	545,321	-	-	545,321
Aggressive allocation	218,434	-	-	218,434
Conservative allocation	116,117	-	-	116,117
Target date 2015-2029	286,189	-	-	286,189
Target date 2030 plus	516,919	-	-	516,919
Foreign large blend	217,144	-	-	217,144
Foreign large growth	899,426	-	-	899,426
Foreign large value	240,938	-	-	240,938

Total mutual funds	12,585,309	-	-	12,585,309

Money market funds	443,626	-	-	443,626

Macatawa Bank Corp. common stock – financial institution	951,186	-	-	951,186

Total investments at fair value	$13,980,121	$-	$-	$13,980,121

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets available for benefits. For the years ended December 31, 2013 and 2012, there were no transfers in or out of levels 1, 2 or 3.

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor (“DOL”) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain investments of the Plan are managed by SEI Investments Company, custodian of plan assets.  Therefore, the Plan’s investments in the SEI SDIT Prime Obligations Fund as of December 31, 2013 and 2012, represent party-in-interest investment transactions.

Macatawa Bank Corporation, through its trust department, serves as trustee, custodian, and record keeper for the Plan.  Therefore, all transactions between the Plan and Macatawa Bank Corporation constitute party-in-interest transactions.  The 286,182 and 329,130 shares of Macatawa Bank Corporation common stock held by the Plan as of December 31, 2013 and 2012, represent approximately 0.85% and 1.21% of the Corporation’s total outstanding shares of common stock, respectively, as of those dates.

No cash dividends were paid to the Plan by Macatawa Bank Corporation during 2013 and 2012.  Fees paid by the Plan to the trust department of Macatawa Bank Corporation for administrative expenses were $5,236 and $5,743 in 2013 and 2012, respectively.

NOTE 5 - INCOME TAX STATUS

The Corporation’s Board of Directors adopted the Macatawa Bank Prototype 401(k) plan document.  The Plan Sponsor has received, from the Internal Revenue Service, an opinion letter dated March 31, 2008, stating that the written form of the underlying prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and that any employer adopting this form of the Plan will be considered to have a plan qualified under Sections 401(a) of the Code.  The Plan is required to operate in conformity with the Code to maintain its qualification.  The prototype plan document has been amended since receiving the opinion letter.  However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan Administrator has analyzed the tax positions that would require recognition of a liability or asset or disclosure in the financial statements and has determined that there are no unrecognized tax benefits at December 31, 2013 or 2012.  The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

NOTE 6 - PLAN TERMINATION

The Plan Sponsor has not expressed any intent to terminate the Plan subject to the provisions of ERISA.

MACATAWA BANK
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities, and other investment securities, a money market fund and in shares of Macatawa Bank Corporation common stock.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

* * * * *

SUPPLEMENTARY INFORMATION

MACATAWA BANK
401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013
PLAN #001
EIN 38-3378283

(a)	(b) Identity	(c) Description of Investment	(d)	(e)
	of Issue, Borrower,	Including Maturity Date, Rate of		Current
	Lessor, or Similar Party	Interest, Collateral, Par or Maturity Value	Cost	Value
	Mutual funds
	T. Rowe Price	T. Rowe Price Mid Cap Growth Fund	**	$2,622,957
	Fidelity Investments	Fidelity Spartan 500 Index Fund	**	2,204,761
	Dodge and Cox Funds	Dodge and Cox Stock Fund	**	2,169,860
	Vanguard	Vanguard Small Cap Index Sig Fund	**	1,932,932
	T. Rowe Price	T. Rowe Price Growth Stock Fund	**	1,690,343
	UMB Scout	Scout International Fund	**	1,065,482
	Vanguard	Vanguard Mid-Cap Index Fund	**	832,696
	Value Line Mutual Funds	Value Line Income & Growth Fund	**	393,956
	Fidelity Investments	Fidelity Government Income Fund	**	385,010
	T. Rowe Price	T. Rowe Price 2030 Retirement Fund	**	362,054
	Dodge and Cox Funds	Dodge & Cox International Stock Fund	**	358,398
	T. Rowe Price	T. Rowe Price 2020 Retirement Fund	**	345,206
	T. Rowe Price	T. Rowe Price 2040 Retirement Fund	**	317,362
	Janus	Janus Triton Fund	**	312,999
	T. Rowe Price	T. Rowe Price PS Growth Fund	**	278,245
	Vanguard	Vanguard Short-term Investment	**	233,854
	T. Rowe Price	T. Rowe Price 2050 Retirement Fund	**	194,422
	T. Rowe Price	T. Rowe Price PS Balanced Fund	**	184,061
	Allianz Fund	Allianz Small Cap Value Fund	**	176,986
	American Funds	American Funds EuroPacific Growth Fund R5	**	167,770
	First Eagle	First Eagle Global A	**	149,381
	Ridgeworth Investments	Ridgeworth Mid Cap Value Equity	**	140,076
	T. Rowe Price	T. Rowe Price PS Income Fund	**	116,628
	Vanguard	Vanguard Long-term Bond Index Fund	**	103,676
	Pimco	Pimco Real Return Fund	**	87,006
	Aberdeen	Aberdeen Emerging Markets	**	50,712
	Total mutual funds			16,876,833

	Money market funds
*	SEI	SDIT Prime Obligations Fund	**	460,213
	Common stock
*	Macatawa Bank Corporation	286,182 shares of common stock	**	1,430,910
	Total investments at fair value			18,767,956
*	Notes receivable from participants	Loans, interest rate of 4.25%, collateral – participant account balances		309,377
	Total			$19,077,333
(*) An asterisk in this column identifies a person known to be a party-in-interest. (**) Cost is not required because all investments are participant directed.

EXHIBITS

The following exhibits are filed as part of this report:

23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

MACATAWA BANK 401(k) PLAN

Dated: May 16, 2014	By:	/s/ Jon W. Swets
Jon W. Swets
Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP